

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov


090401

Filed in the office of	Document Number
[signature] Ross Miller Secretary of State State of Nevada	**20110448544-03**
	Filing Date and Time **06/17/2011 9:18 AM**
	Entity Number **C5404-1999**

Certificate of Correction

(PURSUANT TO NRS CHAPTERS 78,
78A, 80, 81, 82, 84, 86, 87, 87A, 88,
88A, 89 AND 92A)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

Certificate of Correction

ABOVE SPACE IS FOR OFFICE USE ONLY

(Pursuant to NRS Chapters 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 and 92A)

1. The name of the **entity** for which correction is being made:

Media Exchange Group, Inc.

2. Description of the original document for which correction is being made:

Certificate of Designation for the Series B Preferred Stock

3. Filing date of the original document for which correction is being made: 5/27/2011

4. Description of the inaccuracy or defect:

The filed certificate of designation inadvertently cut off after the second page and all the rights, preferences and designations under the Series B Preferred Stock was not included.

5. Correction of the inaccuracy or defect:

The Company hereby attaches the Certificate of Designation for the Series B Preferred Stock in its entirety hereto.

6. Signature:

X
Authorized Signature

CEO
Title *

6/16/2011
Date

* If entity is a corporation, it must be signed by an officer if stock has been issued, OR an incorporator or director if stock has not been issued; a limited-liability company, by a manager or managing members; a limited partnership or limited-liability limited partnership, by a general partner; a limited-liability partnership, by a managing partner; a business trust, by a trustee.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Correction
Revised: 3-26-09

SERIES B PREFERRED STOCK

A.   <u>Series B Preferred Stock</u>. Twenty-one thousand (21,000) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "Series B Preferred Stock" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations:

    1.   Conversion into Common Stock.

        1.1   <u>Shareholder Conversion Rights</u>. Each one (1) share of Series B Preferred Stock may be convertible as described herein into one thousand (1,000) shares of Common Stock (the "Series B Conversion Ratio") at anytime following the issuance date of such shares. Each holder of Series B Preferred Stock who desires to convert into the Corporation's Common Stock must provide five (5) days written notice (the date of receipt by the Corporation being the "Conversion Date") to the Corporation of its intent to convert one or more shares of Series B Preferred Stock into Common Stock (each a "Conversion Notice"). The Corporation may, in its sole discretion, waive the written notice requirement and allow the immediate exercise of the right to convert.

        1.2   <u>Mechanics of Conversion</u>. No fractional shares of Common Stock shall be issued upon conversion of Series B Preferred Stock and the number of shares of Common Stock to be issued shall be determined by rounding to the nearest whole share (a half share being treated as a full share for this purpose). Such conversion shall be determined on the basis of the total number of shares of Series B Preferred Stock the holder is at the time converting into Common Stock and such rounding shall apply to the number of shares of Common Stock issuable upon aggregate conversion. Prior to any conversion, the certificate or certificates representing Series B Preferred Stock to be converted shall be surrendered to the Corporation, duly endorsed with a medallion stamp guarantee, at the office of the Corporation or its transfer agent. The Corporation shall, within fifteen (15) business days, issue a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled.

        1.3   <u>Adjustment of Series B Conversion Ratio</u>.

            (a)   <u>Stock Splits, Etc</u>. The number and kind of securities issuable upon the conversion of shares of Series B Preferred Stock (the "Series B Conversion Shares") and the Series B Conversion Ratio shall be subject to adjustment from time to time upon the happening of any of the following. In case the Corporation shall: (i) subdivide its outstanding shares of Common Stock into a greater number of shares of Common Stock or (ii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, then the Series B Conversion Ratio and number of Series B Conversion Shares issuable upon conversion immediately prior thereto shall be adjusted so that the holder of Series B Preferred Stock shall be entitled to receive the kind and number of Series B Conversion Shares or other securities of the Corporation which they would have owned or have been entitled to receive had such shares of Series B Preferred Stock been converted in advance thereof.

(b)   Reorganization, Reclassification, Merger, Consolidation or Disposition of Assets. In case the Corporation shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another corporation (where the Corporation is not the surviving corporation or where there is a change in or distribution with respect to the Common Stock of the Corporation), or sell, transfer or otherwise dispose of all or substantially all its property, assets, or business to another corporation and, pursuant to the terms of such reorganization, reclassification, merger, consolidation or disposition of assets, shares of common stock of the successor of acquiring corporation, or any cash, shares of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation ("Other Property"), are to be received by or distributed to the holders of Common Stock of the Corporation, then Series B Preferred Stock holder shall have the right thereafter to receive, upon conversion, the number of shares of common stock of the successor or acquiring corporation or of the Corporation, if it is the surviving corporation, and Other Property receivable upon or as a result of such reorganization, reclassification, merger, consolidation or disposition of assets by a holder of the number of shares of Common Stock for which shares of Series B Preferred Stock are exercisable immediately prior to such event. In case of any such reorganization, reclassification, merger, consolidation or disposition of assets, the successor or acquiring corporation (if other than the Corporation) shall expressly assume the due and punctual observance and performance of each and every covenant and condition of this designation to be performed and observed by the Corporation and all the obligations and liabilities hereunder, subject to such modifications as may be deemed appropriate (as determined in good faith by resolution of the Board) in order to provide for adjustments of shares of Common Stock convertible from shares of Series B Preferred Stock which shall be as nearly equivalent as practicable to the adjustments provided for in this Section.

2.   Voting Rights. The holders of Series B Preferred Stock shall be entitled to notice of any stockholders' meeting and to vote as a single class with the holders of Common Stock upon any matter submitted to the stockholders for a vote as follows: each holder of Series B Preferred Stock shall have such number of votes equal to the product of: (a) the number of shares of Common Stock each share of Series B Preferred Stock is convertible into on the record date of such vote multiplied by (b) ten (10). Such voting calculation is hereby authorized by the Corporation and the Corporation acknowledges such calculation may result in the total number of possible votes cast by the holders of Series B Preferred Stock and all other classes of the Corporation's stock in any given voting matter exceeding the total aggregate number of shares which this Corporation shall have authority to issue.

3.   Liquidation. For purposes of Liquidation (defined below), the Series B Preferred Stock shall rank: (i) prior to all of the Corporation's Series A Convertible Preferred Stock and Common Stock; (iii) prior to any other series of preferred stock or any class or series of capital stock of the corporation hereafter created not specifically ranking by its terms senior to or on parity with the Series B Preferred Stock (collectively with the Series A Convertible Preferred Stock and Common Stock the "Junior Securities"); and (iv) on parity with the Series B Preferred Stock and any class or series of capital stock of the Corporation hereafter created specifically ranking by its terms on parity with the Series B Preferred Stock (the "Parity Securities"), in each case as to the distribution of assets upon liquidation, dissolution or winding up of the

Corporation. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary ("Liquidation"), the holders of record of the shares of the Series B Preferred Stock shall be entitled to receive, before and in preference to any distribution or payment of assets of the Corporation or the proceeds thereof may be made or set apart for the holders of Junior Securities, an amount in cash equal to the $1.72 per share of Series B Preferred Stock (subject to adjustment in the event of stock splits, combinations or similar events). If, upon such Liquidation, the assets of the Corporation available for distribution to the holders of Series B Preferred Stock and any Parity Securities shall be insufficient to permit payment in full to the holders of the Series B Preferred Stock and Parity Securities, then the entire assets and funds of the Corporation legally available for distribution to such holders and the holders of the Parity Securities then outstanding shall be distributed ratably among the holders of the Series B Preferred Stock and Parity Securities based upon the proportion the total amount distributable on each share upon Liquidation bears to the aggregate amount required to be distributed, but for the provisions of this sentence, on all shares of the Series B Preferred Stock and of such Parity Securities, if any.

4. <u>Notices and Communications</u>. The holders of the Series B Preferred Stock shall be entitled to receive all communications sent by the Corporation to the holders of the Common Stock. Unless otherwise specified in the Corporation's Certificate of Incorporation or Bylaws, all notices or communications given hereunder shall be in writing and, if to the Corporation, shall be delivered to it as its principal executive offices, and if to any holder of Series B Preferred Stock, shall be delivered to it at its address as it appears on the stock books of the Corporation.